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March 27, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	APP WD: Withdrawal of Exemptive Application for Corporate Capital Trust, Inc., et al. File No. 812-14095

Ladies and Gentlemen:

On behalf of Corporate Capital Trust, Inc. and the other applicants (collectively, the “Applicants”) to the exemptive application (File No. 812-14095) (the “Application”) filed by the Applicants on November 16, 2012, we hereby request that the Application be withdrawn and that the Commission take no further action with respect thereto. The Applicants are withdrawing the Application because it was erroneously filed as a new exemptive application as opposed to an amendment to the existing exemptive application (File No. 812-13844) previously filed with the Commission. The Applicants have filed a further amended exemptive application as of the date hereof under File No. 812-13844.

Should you have any questions, please contact the undersigned at 212.698.3525 or Ken Young at 212.698.3854. Thank you for your attention to this matter.

Sincerely,

/s/ Richard Horowitz